RECEIVED
2005 OCT 18 P 5:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

07 October 2005

05011843

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
29 SEPTEMBER TO 07 OCTOBER 2005

161	29/09/2005 : 12:01:00	Smiths Group PLC - Holding(s) in Company
162	06/10/2005 : 17:24:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:01 29-Sep-05
Number	9479R

smiths

29 September 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

(A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

(B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

STATE STREET HONG KONG	11,200
STATE STREET BANK AND TR CO	144,000
BANK OF NEW YORK EUROPE LDN	1,572,200
TRUST & CUST SRVCS BK LTD, TOKO	12,500
NOMURA TRUST AND BANKING	16,300
MASTER TRUST BANK OF JAPAN	43,500
ING LUXEMBORUG	10,600
STATE STREET T&B CO LTD TOKYO	14,900
NORTHERN TRUST LONDON	23,600
STATE STREET BANK AUSTRALIA (C	51,400
CHASE MANHATTAN BK AG FRNKFRT (S	140,100
NORTHERN TRUST LONDON	116,400
STATE STR BK AND TR CO LNDN	125,300
BANK OF NEW YORK BRUSSELS	317,300
BROWN BROS HARRIMAN LTD LUX	453,883
NATIONAL ASTL BK MELBOURNE	337,300
JP MORGAN, BOURNEMOUTH	526,500
BERMUDA TRUST FAR EAST HK	237,801
JP MORGAN, BOURNEMOUTH	7,069,140
INVESTORS BANK AND TRUST	14,300
MELLON BANK NA	35,500

CITIBANK NA	81,000
NORTHERN TRUST LONDON	98,100
NORTHERN TRUST CO	1,891,500
STATE STREET BANK AND TR CO	2,154,400
BROWN BROS HARRIMAN AND CO	3,505,601
JPMORGAN CHASE BANK	10,544,904
ROYAL TRUST -TORONTO	11,800
CIBC MELLON TRUST	95,760
BANK OF NEW YORK	209,400
NORTHERN TRUST CO	625,000
JPMORGAN CHASE	542,700
MELLON BANK NA	608,996
BROWN BROS HARRIMAN AND CO	993,400
STATE STREET BANK AND TR CO	2,045,652
SOCIETE GENERALE	12,800
STATE STREET MUNICH	10,400
DEXIA PRIVATBANK	8,200
CHASE MANHATTAN LONDON	9,100
JPMORGAN CHASE BANK	38,700
CITIBANK LONDON	41,400
BANK OF NEW YORK EUROPE LDN	47,500
CHASE MANHTTN BK AG FRNKFRT (S	70,000
CLYDESDALE BANK PLC	101,100
MIDLAND SECURITIES SERVICES	98,400
HSBC BANK PLC	232,400
BANKERS TRUST LONDON	203,300
MELLON BANK	845,800
STATE STR BK AND TR CO LNDN (S	1,647,310
BANK OF NEW YORK BRUSSELS	1,642,537
JP MORGAN, BOURNEMOUTH	2,724,400
NORTHERN TRUST LONDON	2,944,850

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 28 SEPTEMBER 2005

12. Total holding following this notification: 45,360,144 SHARES

13. Total percentage holding of issued class following this notification*: 8.04%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 29 SEPTEMBER 2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:24 06-Oct-05
Number	3426S

06 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES: BARCLAYS BANK TRUST COMPANY LTD; BARCLAYS CAPITAL SECURITIES LTD; BARCLAYS PRIVATE BANK AND TRUST LTD; BARCLAYS PRIVATE BANK LTD; BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD; BARCLAYS GLOBAL INVESTORS CANADA LTD; BARCLAYS GLOBAL INVESTORS LTD; BARCLAYS GLOBAL INVESTORS, N.A.; BARCLAYS GLOBAL INVESTORS JAPAN LTD; BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING; BARCLAYS GLOBAL FUND ADVISORS; BARCLAYS LIFE ASSURANCE CO LTD; AND GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL NOMINEES LTD	3,714,727
BARCLAYS GLOBAL INVESTORS CANADA	17,036
BARCLAYS TRUST CO & OTHERS	588
BARCLAYS TRUST CO AS EXEC/ADM	88
BARCLAYS TRUST CO DMC69	11,500
BARCLAYS TRUST CO R69	53,110
BNP PARIBAS	78,159
CHASE NOMINEES LTD 16376 A/C	304,678
CHASE NOMINEES LTD 20947 A/C	4,500,548
CHASE NOMINEES LTD 28270 A/C	252,252
CIBC MELLON GLOBAL SECURITIES	46,243
GERRARD NOMINEES LIMITED ER1 A/C	67,688
GRIEG MIDDLETON NOMINEES LIMITED GM1 A/C	222,645
GRIEG MIDDLETON NOMINEES LIMITED GM3 A/C	107,200
INVESTORS BANK AND TRUST CO.	8,789,399
JP MORGAN (BGI CUSTODY) 16331 A/C	163,332
JP MORGAN (BGI CUSTODY) 16338 A/C	33,400
JP MORGAN (BGI CUSTODY) 16341 A/C	370,553
JP MORGAN (BGI CUSTODY) 16342 A/C	69,343
JP MORGAN (BGI CUSTODY) 16344 A/C	25,077
JP MORGAN (BGI CUSTODY) 16345 A/C	42,136
JP MORGAN (BGI CUSTODY) 16400 A/C	5,785,546
JP MORGAN (BGI CUSTODY) 17011 A/C	9,245

JP MORGAN (BGI CUSTODY) 18408 A/C	16,113
JPMORGAN CHASE BANK	1,256,484
MASTER TRUST BANK	6,386
MELLON TRUST - US CUSTODIAN/	156,236
MELLON TRUST OF NEW ENGLAND	135,224
MITSUBISHI TRUST INTERNATIONAL	4,061
MITSUI ASSET	7,343
NORTHERN TRUST BANK - BGI SEPA	359,492
R C GREIG NOMINEES LTD RC1 A/C	1,863,157
R C GREIG NOMINEES LTD AK1 A/C	645,945
R C GREIG NOMINEES LTD BL1 A/C	171,694
R C GREIG NOMINEES LTD CM1 A/C	78,463
R C GREIG NOMINEES LTD GP1 A/C	206,419
R C GREIG NOMINEES LTD SA1 A/C	102,665
REFLEX NOMINEES LTD	594
STATE STREET BOSTON	380,686
STATE STREET TRUST OF CANADA	52,579
SUMITOMO TB	3,029
ZEBAN NOMINEES LTD	3,883

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 05.10.2005

12. Total holding following this notification: 30,114,946 SHARES (AT 29 SEPTEMBER 2005)

13. Total percentage holding of issued class following this notification*: 5.34%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 06.10.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

14 SEPTEMBER to 06 OCTOBER 2005

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

DOCUMENTS FILED WITH COMPANIES HOUSE

14 SEPTEMBER to 07 OCTOBER 2005

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,864		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	858.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,864
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,864

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 12/09/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 OCT 18 P 5:15

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	116	2,424	958
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669p	612p	608p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : SEE ATTACHED SCHEDULES Address : Postcode	Class of shares allotted ORDINARY	Number 8,546
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 12.09.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	07	09	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,654	287	107
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	645p	554p	525p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 12.09.05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 24AUG05 TO 01SEP05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BELL SIMON STEPHEN /MR. 37 TUFFNELLS WAY HARPENDEN HERTFORDSHIRE AL5 3HA	330
BOARDMAN GRAHAM /MR. 3 FERNHILL GROVE BACUP LANCS OL13 8JR	235
BOGGUST CLIVE /MR. 21 BEVERLEY CLOSE PARK GATE SOUTHAMPTON HAMPSHIRE	176
CORKILL DOUGLAS JEFFREY /MR. 21 HEAD ROAD DOUGLAS ISLE OF MAN IM1 5AZ	235
DOYLE PETER JOHN /MR. 78 MELVILLE STREET BURNLEY LANCASHIRE BB10 3EL	235
GAVIN JOHN /MR. 47 MOSEDALE DRIVE BURNLEY LANCS BB12 8UJ	117
HERBERT CLIVE EWART /MR. 119 CIRENCESTER ROAD CHELTENHAM GLOS GL53 8DB	116
MCCABE JOHN /MR. 1 BRAEHEAD AVENUE HARDGATE CLYDEBANK G81 6PL	176
MCINTYRE ALEXANDER /MR. 22 BALLEWAN CRESCENT BLANEFIELD GLASGOW G63 9HW	294
MULVEAGH EDWARD JAMES /MR. 56 BIBURY ROAD BENHALL	294

CHELTENHAM
GLOS

NORCROSS JEFFREY /MR. 471
14 GARRICK ST
NELSON
LANCS
BB9 8JA

OKELL ANTHONY /MR. 117
7 THE CHERRY WALK
HIGHTON WOOD HILL
TROMODE
ISLE OF MAN
IM2 5NS

OWEN JULIE DAWN /MRS. 235
7 ORCHARD ROAD
BISHOPS CLEEVE
CHELTENHAM
GLOS
GL52 8LX

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
PARKER DAVID /MR. 37 GROVE LANE PADIHAM NR BURNLEY LANCS BB12 8DN	589
RAYNER ALAN /MR. 7 PARKDALE DRIVE KEBROYD LANE RIPPONDEN SOWERBY BRIDGE HX6 3HS	58
ROBBIE DENISE DIANE /MRS. 98 BROOKLYN ROAD ARLE CHELTENHAM GLOS GL51 8DY	551
SHERGILL GULVINDER SINGH /MR. 155 LANGLEY ROAD LANGLEY SLOUGH BERKSHIRE SL3 7EA	235
SMITH RICHARD ANTHONY /MR. 14 OLDACRE DRIVE BISHOPS CLEEVE CHELTENHAM GLOS GL52 8DE	294
WALKER ANDREW /MR. 11 MANDARIN WAY WYMANS BROOK CHELTENHAM GLOS	1102
WINDLE TERRY /MR. 40 TIVERTON DRIVE BURNLEY LANCS BB10 2JT	235
YORK KEITH MICHAEL /MR. 20 BARNES LANE SARISBURY GREEN SOUTHAMPTON HAMPSHIRE SO31 7BZ	294
NUMBER OF ACCOUNTS : 21	6389

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 03SEP05 TO 03SEP05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
JUDD ADRIAN MARK /MR. 70 LYNWOOD FOLKESTONE KENT CT19 5DD	1589
SHEATHER JOHN ROBERT /MR. 3 STOCKHAM COURT ELVENTON CLOSE CHERITON FOLKESTONE KENT CT194QP	174
SMITH BARRY MICHAEL /MR. STILE COTTAGE BROOM HILL FLIMWELL WADHURST EAST SUSSEX TN5 7NJ	394
NUMBER OF ACCOUNTS : 3	2157

*****END OF REPORT *****

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 OCT 18 P 5:13

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,117	551	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	645p	612p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name : MR.MARTIN JOHN CALEY Address : 7 CALLOWS CROFT, CROIT-E-QUILL, LONAN, ISLE OF MAN Postcode IM4 7JD	Class of shares allotted ORDINARY	Number 235
Name : MR ROBERT GEORGE DEWING Address : MERIDIAN, MEADOW GARDENS, HILLEND ROAD, TWYNING, GLOS Postcode GL20 6DW	Class of shares allotted ORDINARY	Number 294
Name : MR GRAHAM POULTER Address : FAIRLAWN, 3 LUCERNE ROAD, ORPINGTON, KENT Postcode BR6 0EP	Class of shares allotted ORDINARY	Number 294
Name : MRS JEAN DENISE SCARBOROUGH Address : MAPLE HOUSE, FINCHCROFT LANE, PRESTBURY, CHELTENHAM, GLOS Postcode GL52 5BD	Class of shares allotted ORDINARY	Number allotted 551
Name : MR JONATHAN SIDNEY SMITH Address : 105 FARM ROAD, MAIDENHEAD, BERKSHIRE Postcode SL6 5JQ	Class of shares allotted ORDINARY	Number 294

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 20.09.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,374	7,634	4,717
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	823p	765p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited A/C ESOS Part ID 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	22,125
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	TOTAL	22,125

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 22 09 05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 22/09/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP EXEC / JW/2619 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 OCT 18 P 5:

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	233	4410	1766
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669p	612p	645p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : SEE ATTACHED LIST Address : Postcode	Class of shares allotted Ordinary	Number allotted 6409
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **Total**	Number allotted **6409**

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form :

Signed Assistant [signature] **Date** 28/09/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PANY : SMITHS GROUP PLC
URITY : ORDINARY SHARES OF 25P EACH FULLY PAID

OTMENT PERIOD : FROM 07SEP05 TO 13SEP05

LDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
RSBY MARTIN JOHN /MR. 0 ASHFIELD AVENUE USHEY-HEATH ATFORD ERTS D23 4HQ	2757
MPBELL ARCHIBALD FRASER /MR. LYNDON MEAD ANDRIDGE T ALBANS ERTS L4 9EX	294
ARKE ROSEMARY JANICE /MRS. 19 CHURCH ROAD HERITON OLKESTONE ENT T20 3EW	233
WLING ROBERT ADAM /MR. GROSVENOR ROAD EATON MOOR TOCKPORT HESHIRE K4 4ED	589
RDING KEVIN JOHN /MR. 3 WESTFIELD RD EST BROOK ARGATE ENT	147
UGH MARTIN JAMES /MR. 2 ROOKERY DRIVE ANTWICH HESHIRE W5 7DD	589
NTISH ALAN /MR. 3 HOWARD CLOSE SHCHURCH GARDENS EWKESBURY LOS	661
NE STEPHEN /MR. 9 HONEYSUCKLE CLOSE VESHAM ORCS R11 6AJ	551
YNOLDS ANDREW PETER /MR. 1 ROBERTS ROAD RESTBURY HELTENHAM LOS	441

GL52 5DJ

HEYER KEVIN LEE /MR. 147
4 LIBERTUS COURT
LIBERTUS ROAD
CHELTENHAM
GLOS
GL51 7HX

UMBER OF ACCOUNTS :	10	6409

END OF REPORT **

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 OCT 12 P 5:

CHFPO83

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3014		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	765p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:- ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	3014
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**3014**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 28/09/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1865	3638	1587
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669p	612p	645p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : SEE ATTACHED SCHEDULES Address : Postcode	Class of shares allotted ORDINARY	Number 7,983
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 1

Signed [signature] **Date** 03.10.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	318	575	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	554p	525p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 03.10.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 14SEP05 TO 20SEP05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CARPENTER MICHAEL FRANK /MR. 75 TENNYSON ROAD ST MARKS CHELTENHAM GLOUCESTERSHIRE GL51 7DD	1865
DRURY NOVA PENELOPE /MRS. 13 THE CLOSE LYDDEN DOVER KENT	235
EVANS ANTHONY WILLIAM /MR. LOVEDAY COTTAGE HELIONS BUMPSTEAD HAVERHILL CB9 7AB	176
FISCHER FRANK WILLIAM /MR. 14 LAKESIDE OAKWOOD ENFIELD MIDDLESEX EN2 7NN	551
JEFFREYS LUCY REBECCA /MISS. 16 ALFRED ROAD GREATSTONE NEW ROMNEY KENT TN28 8SH	58
KINCH WILLIAM JAMES HELLYER- /MR. 53 INVERNESS AVENUE FAREHAM HAMPSHIRE PO15 6AS	176
KINGSTON ALAN DAVID /MR. 12 ALDERTON ROAD BENHALL CHELTENHAM GLOS GL51 6AR	1323
PENNEY MICHAEL WILLIAM /MR. 4 BLOXHAM ROAD WILLERSLEY RISE BROADWAY WORCS	1764
TAYLOR MARK DARREN /MR. 45 GRINDLESTONEHIRST HIGH MEADOWS COLNE	235

BB8 8BF

WATTON JOAN ELIZABETH /MISS. 589
39 ORMONDE ROAD
HYTHE
KENT
CT21 6DW

NUMBER OF ACCOUNTS : 10 6972

****END OF REPORT *****

SHARES ALLOTTED

COMPANY : SMITHS GROUP PLC
SECURITY : ORDINARY SHARES OF 25P EACH FULLY PAID

ALLOTMENT PERIOD : FROM 24SEP05 TO 24SEP05

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CLARKE ROSEMARY JANICE /MRS. 119 CHURCH ROAD CHERITON FOLKESTONE KENT CT20 3EW	206
DUFF BRIAN /MR. 28 THE GROVE SHOLING SOUTHAMPTON HAMPSHIRE SO19 9LX	230
RUSSELL ARTHUR /MR. 2 RED LION WAY WOOBURN GREEN HIGH WYCOMBE BUCKINGHAMSHIRE HP10 0HT	575
NUMBER OF ACCOUNTS : 3	1011

*****END OF REPORT *****

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,500	2,216	2,161
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	806p	765p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Cazenove Nominees Limited A/C ESOS Part ID 142CN Address: 20 Moorgate London UK Postcode EC2r 6DA	Ordinary	20,589
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	**TOTAL**	20,589

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 03.10.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,712		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address London UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant **Date** 03.10.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/2905 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 OCT 10 P 5:4

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	30	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2459	14025	10808
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	626.16p	750p	765p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Ltd Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 27292
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **27292**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 06.10.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5771	12252	7628
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	823p	858.5p	934p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Ltd Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 25651
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **25651**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 06.10.05

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./NM3037 Tel: 01903 833436
DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,000	7,500	5,404
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	806p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID: 142CN Desig: ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 21,904
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 21,904

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 06.10.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./HB/E3071 Tel: 01903 833004
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12297		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.4979		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited : Part ID 142CN: Desig ESOS Address 20 Moorgate, London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 12,297
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12,297**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 07.10.05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/MDG/E3132 Tel: 01903 833262

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3447		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	765p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 3447
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3447**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 07.10.2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA